Form 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Report Of Foreign Private Issuer
Pursuant To Rule 13a-16 Or 15d-16 Of
The Securities Exchange Act Of 1934

For the month of December, 2012

Commission File Number: 001-14950

ULTRAPAR HOLDINGS INC.
(Translation of Registrant’s Name into English)

Avenida Brigadeiro Luis Antonio, 1343, 9º Andar
São Paulo, SP, Brazil  01317-910
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

ULTRAPAR HOLDINGS INC.

TABLE OF CONTENTS

ITEM

1.	Market Announcement dated December 21, 2012

ULTRAPAR PARTICIPAÇÕES S.A. Publicly Listed Company CNPJ nº 33.256.439/0001- 39 NIRE 35.300.109.724

MARKET ANNOUNCEMENT

Ultrapar announces its investment plan for 2013

São Paulo, December 21st, 2012 – Ultrapar Participações S.A. (“Ultrapar”) announces its investment plan for 2013, approved by its Board of Directors.

Ultrapar’s investment plan for 2013, excluding acquisitions, amounts to R$ 1,437 million and aims at growth through increased scale and productivity gains, as well as modernization of existing operations.

Organic investment plan¹ (R$ million)	2012 (B)	2013 (B)
Ipiranga	890	872
Oxiteno	126	278
Ultracargo	83	103
Ultragaz	157	160
Others²	21	24
Total	1,277	1,437
1 Net of disposals 2 Includes mainly RPR and corporate IT services

Ipiranga will invest (i) R$ 360 million to continue the expansion of its distribution network (through the conversion of unbranded service stations, the opening of new gas stations and new customers) and Jet Oil and am/pm franchises, focused on the Midwest, Northeast and North regions of Brazil, (ii) R$ 182 million in the expansion of its logistic infrastructure to support the growing demand, through the construction and expansion of 11 logistics facilities, and (iii) R$ 331 million in the maintenance of its operations, mainly in the renewal of contracts of its distribution network and the renovation of service stations. Out of Ipiranga’s total investment budget, R$ 868 million refer to additions to property, plant, equipment and intangible assets, and R$ 4 million refer to financing to clients, net of repayments.

Oxiteno will direct R$ 203 million for investments in expansion, mainly to continue the expansion of its production capacity in Pasadena, in the United States, and in Coatzacoalcos, in Mexico. These two plants will add approximately 130,000 tons per year of production capacity, 30,000 tons of which will be operational by 2013 and 100,000 tons will start up in 2014 onwards. Additionally, Oxiteno will invest in the maintenance of its plants.

Ultracargo will direct its investments mainly to expansions in its terminals, especially in Itaqui and Suape terminals, in addition to the maintenance of the infrastructure of the other terminals.

Ultragaz will focus its investments mainly (i) on UltraSystem (small bulk), due to the perspective of capturing new clients, (ii) on the modernization of its filling plants, mainly in the Southeast region of Brazil, and expansion of facilities in the Northeast region of Brazil and (iii) on the replacement and purchase of LPG bottles.
André Covre
Chief Financial and Investor Relations Officer
Ultrapar Participações S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 21, 2012
ULTRAPAR HOLDINGS INC.
By:	/s/ André Covre
	Name:	André Covre
	Title:	Chief Financial and Investor Relations Officer